ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem
The Netherlands
Tel +31 26 3778 292
PRESS RELEASE	Fax +31 26 4438 381
www.arcadis-global.com
Arnhem, the Netherlands, May 9, 2003

ARCADIS ACQUIRES GERMAN PROJECT MANAGEMENT FIRM

ARCADIS (Nasdaq: ARCAF; Euronext: ARCAD), the international consulting and engineering company, today announced that it has acquired 75% of the shares of German-based HOMOLA Projectmanagement AG (HOMOLA). HOMOLA is a project management firm with activities in Germany and the Czech Republic and 20 years of experience in handling major projects. With a staff of 125 people HOMOLA has annual gross revenues of  €10 million. The company has an excellent reputation, holds a top 3 position in Germany and is market leader in the Czech Republic in providing specialized project management services to the infrastructure and property markets. The acquisition is based on an EBITA multiple of 5. No further financial details were disclosed. HOMOLA’s management holds the remaining 25% of shares.

The addition of the excellent project and program management capabilities of HOMOLA serves to strengthen ARCADIS’ position in the German market. HOMOLA provides project management services in the buildings and infrastructure markets. This is exemplified by the company’s multiple-year involvement in the expansion of the airport of Frankfurt, Germany. Clients demand increased security about the way in which their projects are handled and want to have an integrated offering. The combined activities of ARCADIS and HOMOLA will fully meet that demand, as the combined companies can manage all project phases from preliminary studies all the way through to successful implementation. HOMOLA also delivers cost management services to assist clients in ensuring that projects are brought in within budget.

Through its presence in the Czech Republic, HOMOLA is benefitting significantly from the investment flows to this country as part of the accession process to the European Union. Further growth can be achieved by sharing clients among ARCADIS’s multinational client base.

Harrie Noy, Chairman of the Executive Board of ARCADIS, commented:  “This acquisition is a good step in our strategy to further strengthen our home market positions in European markets. The capabilities of HOMOLA in project and program management are an important addition to our service range in the German market. Through this expansion we will be able to meet the  increasing demand from clients for total business solutions.”

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8500 of us: results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure client success.

Part of a bigger picture.

ARCADIS

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from forecasted results.  Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects.  These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information:

Joost Slooten, ARCADIS NV, phone: +31 26 3778604, e-mail: j.slooten@arcadis.nl
Visit us at the Internet: www.arcadis-global.com